Exhibit 99.1

Cover-All Technologies Inc. 412 Mt. Kemble Avenue, Suite 110C Morristown, NJ 07960 Tel: 973.461.5200	FOR IMMEDIATE RELEASE

Cover-All Announces Fourth Quarter and Year End 2014 Results

●	Record Professional Services Revenue
●	Annual profitability improves significantly
●	Conference call and webcast will include merger update and presentation with the management of Cover-All and Majesco

MORRISTOWN, NEW JERSEY (February 19, 2015) – Cover-All Technologies Inc. (NYSE MKT: COVR) today announced financial results for the quarter and year ended December 31, 2014.

“While total revenues were flat compared to last year’s record revenues, profitability improved significantly to $0.4 million for 2014 from a net loss of $2.9 million last year,” said Manish Shah, CEO and President of Cover-All. “Profitability would have been even higher had it not been for $0.4 million of expenses we incurred during the 2014 fourth quarter as a result of the proposed merger with Majesco we announced on December 14, 2014. Improvements to profitability and prudent cash management meaningfully improved our liquidity and balance sheet, and at December 31, 2014 the Company’s cash position increased nearly 150% to $4.6 million.

“We reported record professional services revenue in 2014 driven by implementations of last year’s licensing sales. Throughout 2014, we successfully completed several implementation phases and helped five customers go live with their Cover-All products. Successful and rapid implementations are critically important as we work on achieving the next cycle of licensing sales. Strong demand for professional services continues to increase as a result of ongoing implementation projects, as well as the next rounds of recently completed implementations at existing customers. We expect demand for professional services to remain strong throughout 2015. Cover-All’s ability to implement our software quickly and cost effectively increases our value proposition to potential customers and enhances our credibility within the industry.

“The other significant milestone of 2014 was the December 14 merger announcement with Majesco. This is a transformative opportunity for Cover-All’s shareholders, employees and customers. The merger should improve our competitiveness as there are a limited amount of vendors in the marketplace today that will compare to the combined company’s proven and comprehensive solutions. We are excited about this opportunity, which accelerates the creation of shareholder value through what we expect to be faster and more consistent growth. Majesco is expected to file a registration statement on Form S-4 on February 19, 2015 and we look forward to providing more details on the proposed merger in our conference call and webcast today.”

FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2014

Revenue

●	Total revenues for the year ended December 31, 2014 were $20.5 million, compared to $20.5 million in 2013.

●	License revenue was $1.1 million in 2014, down 81% compared to $5.9 million in 2013.

●	Support Services revenue (which represents contracted continuing revenue) was $8.4 million in 2014, compared to $8.1 million in 2013, an increase of 3%.

●	Professional Services revenue was $11.0 million in 2014, up 71% compared to $6.4 million in 2013.

GAAP Profitability

●	Operating income for the year ended December 31, 2014 was $0.8 million compared to a loss of $2.4 million in 2013.

●

Net income for the year ended December 31, 2014 was $0.4 million, or $0.01 per basic and diluted share, compared to a net loss of $(2.9) million, or $(0.11) per basic and diluted share, in the same period of 2013.

Non-GAAP* Profitability

●

Earnings before interest, taxes, depreciation and amortization (“EBITDA”), a non-GAAP metric, for the year ended December 31, 2014 was $2.6 million, or $0.10 per basic and diluted share, compared to $2.6 million, or $0.10 per basic and diluted share, in the same period of 2013. Excluding merger costs in 2014 and restructuring costs in 2013, EBITDA for 2014 would have been $3.0 million or $0.11 per basic and diluted share, compared to $2.9 million, or $0.11 per diluted share in 2013.

●

Net income, excluding non-recurring acquisition and restructuring related costs, a non-GAAP metric, for the year ended December 31, 2014 was $0.8 million, or $0.03 per basic and diluted share, compared to a net loss of $(2.6) million, or $(0.10) per basic and diluted share, in the same period of 2013.

Balance Sheet

●	As of December 31, 2014, the Company had $4.6 million in cash and cash equivalents and $2.5 million in accounts receivable.

FINANCIAL HIGHLIGHTS FOR THE FOURTH QUARTER ENDED DECEMBER 31, 2014

Revenue

●	Total revenues for the three months ended December 31, 2014 were $5.3 million, compared to $4.5 million for the same period in 2013, an increase of 16%.

●	License revenue for the fourth quarter of 2014 was $34,000 compared to $599,000 for the same period in 2013.

●	Support Services revenue (which represents contracted continuing revenue) was $2.0 million for the fourth quarter of 2014, down 5% compared to $2.1 million for the same quarter last year.

●	Professional Services revenue for the fourth quarter of 2014 was $3.2 million, compared to $1.8 million for the same quarter in 2013, an increase of 78%.

GAAP Profitability

●	Operating loss for the three months ended December 31, 2014 was $(0.5) million, compared to an operating loss of $(1.3) million in the comparable period in 2013.

●

Net loss for the three months ended December 31, 2014 was $(0.6) million, or $(0.02) per basic and diluted share, compared to a net loss of $(1.5) million, or $(0.06) per basic and diluted share, in the same quarter of 2013.

Non-GAAP* Profitability

●

EBITDA, a non-GAAP metric, was a loss of $(32,000), or $0.00 per basic and diluted share, for the fourth quarter of 2014, compared to a loss of $(65,720), or $0.00 per basic and diluted share, for the fourth quarter of 2013.

●

Net loss excluding non-recurring acquisition and restructuring related costs, a non-GAAP metric, for the three months ended December 31, 2014 was $(0.2) million, or $(0.01) per basic and diluted share, compared to a net loss of $(1.5) million, or $(0.06) per basic and diluted share, for the same period in 2013.

WEBCAST, CONFERENCE CALL AND PRESENTATION INFORMATION

Management of Cover-All and Majesco will conduct a live teleconference to discuss Cover-All’s 2014 financial results and provide investors an update on the proposed merger at 4:30 p.m. EST on Thursday, February 19, 2015. Anyone interested in participating should call 888-397-5352 if calling from the U.S., or 719-457-2645 if dialing internationally. A replay will be available until March 5, 2015, which can be accessed by dialing 877-870-5176 within the U.S. and 858-384-5517 if dialing internationally. Please use passcode 9018125 to access the replay.

In addition, the call will be webcast and will be available on the Company’s website at www.cover-all.com or by visiting http://public.viavid.com/index.php?id=113019. During the webcast, management will be using a presentation which is accessible using the webcast link above. The presentation will also be available on Cover-All’s website.

FORWARD-LOOKING STATEMENTS

Statements in this press release, other than statements of historical information, are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks which may cause the Company’s actual results in future periods to differ materially from expected results. Those risks include, among others, risks associated with increased competition, customer decisions, the successful completion of continuing development of new products, the successful negotiations, execution and implementation of anticipated new software contracts, the successful implementation of our acquisition strategies and our ability to complete or integrate acquisitions, the successful addition of personnel in the marketing and technical areas, our ability to complete development and sell and license our products at prices which result in sufficient revenues to realize profits and other business factors beyond the Company’s control. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission (“SEC”) over the last 12 months, including but not limited to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 28, 2014, copies of which are available from the SEC or may be obtained upon request from the Company.

*ABOUT NON-GAAP FINANCIAL MEASURES

In evaluating its business, Cover-All considers and uses EBITDA as a supplemental measure of its operating performance. The Company defines EBITDA as earnings before interest, taxes, depreciation and amortization. The Company presents EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance.

The term EBITDA is not defined under U.S. generally accepted accounting principles (“GAAP”) and is not a measure of operating income, operating performance or liquidity presented in accordance with GAAP. EBITDA has limitations as an analytical tool, and when assessing the Company’s operating performance, investors should not consider EBITDA in isolation or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with GAAP. Among other things, EBITDA does not reflect the Company’s actual cash expenditures. Other companies may calculate similar measures differently than Cover-All, limiting their usefulness as comparative tools. Cover-All compensates for these limitations by relying on its GAAP results and using EBITDA only supplementally.

ABOUT COVER-ALL TECHNOLOGIES INC.

Cover-All provides property and casualty insurance professionals a robust state-of-the-art, browser-based family of Policy, Business Intelligence, and Claims solutions designed to deliver products to market faster, enhance quality, ensure compliance, and reduce costs. With offices in Morristown, NJ and Honolulu, HI, Cover-All continues its tradition of developing technology solutions designed to revolutionize the way property and casualty insurance business is conducted.

Additional information is available online at www.cover-all.com.

Corporate Contact	Investor & Media Contact
Ann Massey	SM Berger & Co
Chief Financial Officer	Andrew Berger
(973) 461-5190	(216) 464-6400
amassey@cover-all.com	andrew@smberger.com

Cover-All Technologies Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
Revenues:
Licenses	$33,517	$598,903	$1,101,231	$5,947,225
Support Services	2,033,963	2,140,902	8,427,649	8,147,108
Professional Services	3,198,415	1,794,486	10,949,550	6,388,403
Total Revenues	5,265,895	4,534,291	20,478,430	20,482,736
Cost of Revenues:
Licenses	––	80,363	––	147,670
Support Services	1,420,814	1,209,675	6,049,385	7,089,456
Professional Services	1,396,319	1,173,160	5,015,313	3,499,100
Total Cost of Revenues	2,817,133	2,463,198	11,064,698	10,736,226
Direct Margin	2,448,762	2,071,093	9,413,732	9,746,510
Operating Expenses:
Sales and Marketing	442,911	480,759	2,002,036	2,255,059
General and Administrative	1,376,891	1,060,218	3,603,553	2,618,543
Amortization of Capital Software	372,638	1,186,659	1,490,552	4,646,443
Acquisition Costs	406,298	––	406,298	––
Restructuring Cost	––	––	––	319,014
Research and Development	327,844	681,587	1,130,070	2,315,198
Total Operating Expenses	2,926,582	3,409,223	8,632,509	12,154,257
Operating (Loss) Income	(477,820)	(1,338,130)	781,223	(2,407,747)
Other (Income) Expense:
Interest Expense	76,407	188,251	362,256	464,071
Interest Income	––	––	––	––
Other Income	––	––	––	(3,821)
Total Other (Income) Expense	76,407	188,251	362,256	460,250
(Loss) Income Before Income Taxes	(554,227)	(1,526,381)	418,967	(2,867,997)
Income Taxes	6,001	11,914	52,479	30,380
Net (Loss) Income	$(560,228)	$(1,538,295)	$366,488	$(2,898,377)
Basic Earnings (Loss) Per Common Share	$(0.02)	$(0.06)	$0.01	$(0.11)
Diluted Earnings (Loss) Per Common Share	$(0.02)	$(0.06)	$0.01	$(0.11)
Weighted Average Number of Common
Shares Outstanding for Basic Earnings
(Loss) Per Common Share	26,628,000	26,348,000	26,628,000	26,173,000
Weighted Average Number of Common
Shares Outstanding for Diluted
Earnings (Loss) Per Common Share	26,628,000	26,348,000	26,628,000	26,173,000

Cover-All Technologies Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEET
(UNAUDITED)

	December 31,	December 31,
	2014	2013
Assets:
Current Assets:
Cash and Cash Equivalents	$4,564,595	$1,848,571
Accounts Receivable (Less Allowance for Doubtful Accounts
of $25,000)	2,532,853	2,604,489
Prepaid Expenses	361,930	491,905
Deferred Tax Asset	864,037	850,500
Total Current Assets	8,323,415	5,795,465
Property and Equipment – Net	499,639	708,590
Goodwill	1,039,114	1,039,114
Capitalized Software (Less Accumulated Amortization of $23,795,743
and $22,305,191, Respectively)	6,474,031	7,964,583
Customer Lists/Relationships (Less Accumulated Amortization of
$402,000 and $341,333, Respectively)	––	60,667
Deferred Tax Asset	2,661,391	2,674,928
Deferred Financing Costs (Net of Amortization of $67,000 and
$36,082, Respectively)	24,483	56,201
Other Assets	148,290	424,522
Total Assets	$19,170,363	$18,724,070

Liabilities and Stockholders’ Equity:
Current Liabilities:
Accounts Payable	$1,413,353	$1,059,238
Accrued Expenses Payable	1,253,298	1,412,400
Deferred Charges	183,219	231,051
Short-Term Debt	1,842,780	––
Current Portion of Capital Lease	119,608	114,640
Deferred Revenue	2,454,435	2,997,455
Total Current Liabilities	7,266,693	5,814,784
Long-Term Liabilities:
Long-Term Debt	––	1,639,109
Long-Term Portion of Capital Lease	233,531	353,139
Total Long Term Liabilities	233,531	1,992,248
Total Liabilities	7,500,224	7,807,032
Commitments and Contingencies	—	—
Stockholders’ Equity:
Common Stock, $.01 Par Value, Authorized 75,000,000 Shares;
26,786,693 and 26,402,227 Shares Issued and Outstanding in
2014 and 2013, Respectively	267,867	264,022
Paid-In Capital	33,057,142	32,674,374
Accumulated Deficit	(21,654,870)	(22,021,358)
Total Stockholders’ Equity	11,670,139	10,917,038
Total Liabilities and Stockholders’ Equity	$19,170,363	$18,724,070

Cover-All Technologies Inc. and Subsidiaries

RECONCILIATION OF U.S. GAAP NET (LOSS) INCOME TO EBITDA
(UNAUDITED)

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
Net (Loss) Income	$(560,228)	$(1,538,295)	$366,488	$(2,898,377)

Interest Expense, Net	76,406	188,252	362,256	464,072
Income Tax Expense	6,001	11,913	52,479	30,379
Depreciation	49,317	63,218	229,540	251,853
Amortization	396,086	1,209,192	1,582,938	4,755,896

EBITDA	$(32,418)	$(65,720)	$2,593,701	$2,603,823

EBITDA per Common Share:
Basic	$(0.00	$(0.00)	$0.10	$0.10
Diluted	$(0.00	$(0.00)	$0.10	$0.10

RECONCILIATION OF SELECTED U.S. GAAP MEASURES TO NON U.S. GAAP MEASURES
(UNAUDITED)

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
Net Income (Loss) (U.S. GAAP)	$(560,228)	$(1,538,295)	$366,488	$(2,898,377)
Acquisition Costs	406,298	—	406,298	—
Restructuring Costs	—	—	—	319,014

Net Income (Loss) (Excluding Acquisition
and Restructuring Costs) (Non U.S. GAAP)	$(153,930)	$(1,538,295)	$772,786	$(2,579,363)

Earnings (Loss) per Common Share
(Excluding Acquisition and Restructuring
Costs):
Basic	$(0.01)	$(0.06)	$0.03	$(0.10)
Diluted	$(0.01)	$(0.06)	$0.03	$(0.10)

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013
EBITDA	$(32,418)	$(65,720)	$2,593,701	$2,603,823
Acquisition Costs	406,298	—	406,298	—
Restructuring Costs	—	—	—	319,014

EBITDA (Excluding Acquisition and	$373,880	$(65,720)	$2,999,999	$2,922,837
Restructuring Costs)

EBITDA per Common Share (Excluding
Acquisition and Restructuring Costs):
Basic	$0.01	$(0.00)	$0.11	$0.11
Diluted	$0.01	$(0.00)	$0.11	$0.11